UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 1-14208

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mossimo, Inc.
Full Name of Registrant

Former Name if Applicable

2016 Broadway,
Address of Principal Executive Office (Street and Number)

Santa Monica, CA 90404
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2006, the Company and Target amended and restated their Licensing Agreement. The accounting for certain of the terms of the Agreement and their effect on the Company’s tax provision could not be determined by the prescribed due date for the Company’s Quarterly Report of Form 10-Q without unreasonable effort or expense. The Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Vicken J. Festekjian	310	460-0040
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in results of operations from the three months ended March 31, 2006, from the three months ended March 31, 2005.  The Company expects to report a net loss for the three months ended March 31, 2006, of $1.17 million and a net loss per share of $0.17.

The Company estimates that total revenue from license royalties and design service fees for the three months ended March 31, 2006 will decrease to $2.6 million compared to $7.4 million for the comparable period in 2005. The decrease is due to a one time nonrefundable fee reimbursement of $6.0 million to Target under the Amended and Restated License Agreement dated March 31, 2006. The Company estimates that design service fees and royalties recognized under the Target Agreement for the three months ended March 31, 2006, will be $1.9 million compared to $6.6 million in the comparable period in 2005. The 71% decrease is due to the nonrefundable fee reimbursement.  Royalties and design service fees from customers other than Target are expected to decrease to $703,000 for the three months ended March 31, 2006, compared to $755,000 in the comparable period in 2005. Modern Amusement is expected to achieve gross retail sales of $2.38 million for the three months ended March 31, 2006 compared to $1.31 million for the comparable period in 2005. Cost of products (all related to Modern Amusement) are estimated at $1.3 million compared to $1.0 million for the comparable period in 2005. Selling, general and administrative expenses for the Mossimo segment are expected to increase by $1.05 million for the three months ended March 31, 2006 compared to $3.6 million in the comparable period in 2005. Selling, general and administrative expenses for Modern Amusement are estimated at $1.1 million compared to $958,000 for the first quarter of 2005. The Company expects to earn interest income of $193,000 for the three months ended March 31, 2006 compared to $30,000 for the comparable period in 2005.

Mossimo, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2006	By	/s/ Vicken J. Festekjian
			Name:	Vicken J. Festekjian
			Title:	Chief Financial Officer,
(Principal and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).